UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ____

CONTENTS

The Company today announced that the remaining work plan under its collaboration agreement with Bayer CropScience LP ("Bayer") for improved wheat (the "Wheat Agreement") has been amended, pursuant to which the Company will shift from discovery of additional genes and SNPs to discovery of genomic promoters predicted to enable the desired traits when used with appropriate genes (promoters are segments of DNA that determine how the gene will be expressed in the plant). Through June 30, 2014, the Company received from Bayer approximately Euro 9.6 million in the form of upfront  fees and research and development payments pursuant to the Wheat Agreement, and is entitled to receive additional such payments ending December 31, 2014, totaling approximately Euro 2.5 million. Since a substantial portion of the remaining work plan pursuant to the amendment will be performed after December 31, 2014, a major portion of the research payments from Bayer for 2014 will be accounted for as deferred revenues.

Genes and SNPs that have been discovered by the Company and provided to Bayer under the Wheat Agreement are subject to continued development in Bayer’s pipeline under previously agreed milestone and royalty bearing licenses from Evogene.  Pursuant to the amendment, Bayer will obtain an exclusive license to use the discovered promoters for all purposes relating to wheat, and the Company will be entitled to certain milestone payments and royalties and have the right to use such promoters in all other crops.

Attached also hereto and incorporated by reference herein is the following exhibit:

99.1	Press Release: Evogene Announces Amendment to Bayer Wheat Agreement to Focus on Discovery of Novel Genomic Promoters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2014	EVOGENE LTD. (Registrant) By: /s/ Sigal Fattal —————————————— Sigal Fattal Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Announces Amendment to Bayer Wheat Agreement to Focus on Discovery of Novel Genomic Promoters.